Filed by Tivity Health, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Nutrisystem, Inc.

Commission File No.: 000-28551

Date: December 10, 2018

Script for D. Tramuto Video Email to Tivity Health Colleagues

•	Tivity colleagues, moments ago we announced a definitive agreement to acquire Nutrisystem.

•	Three years ago in October 29, 2015 I stood before some of you here during that time, nearly 3,000 colleagues and I committed to three very important endeavors during my tenure as CEO of this company.

•	The first was to unlock the value in the organization and I think all of you know that today we have a stock trading at an enormous high point versus where we were three years ago.

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Second was that we would empower the organization, give the keys back to this organization, empower you with accountable results and that meant we would be focused on reducing the debt in the organization and I’m pleased to say we’ve done that hands down.

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And third, I committed to ensuring that the future of this organization would not be limited to one venue, that we would be able transform the business that we are in and the news today is exactly that.

•	Moments ago, we announced that Tivity Health has entered into a definitive agreement to acquire Nutrisystem, a leading provider of weight management products.

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As we have discussed many times through my weekly voice messages, in our town halls and in 1:1 and team meetings, expanding our strategic growth opportunities – Strategy E – is essential to fulfilling our overall strategy of creating a healthy lifestyle brand portfolio and adding a nutrition vertical. I am proud to share with you today, that Strategy E is moving forward with our agreement to aquire Nutrisystem.

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With the addition of Nutrisystem, Tivity Health will be one of the first to offer, at scale, an integrated portfolio of fitness, nutrition and social engagement solutions – providing a holistic approach to overall health and wellness.

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For reference, the press release announcing this transformational development is linked in this email, and is available on our website and posted on our intranet, along with other resources about the acquisition.

•	I’m sure many of you may have heard of Nutrisystem, but I’d like to provide some background.

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Based in Fort Washington, Pennsylvania, near Philadelphia, Nutrisystem is a leader in the weight management industry. They have about 600 employees and have helped millions of people lose weight over the past 45 years through both the Nutrisystem and South Beach Diet brands.

•	Nutrisystem offers safe, effective and scientifically-backed weight-loss plans, with a distinguished Science Advisory Board and strong clinical studies.

•	Together, our core products will address three connected elements critical to a healthy lifestyle – fitness, nutrition and social support.

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This is an ideal strategic fit for Tivity Health –together we will be well equipped – probably better equipped than any other lifestyle-focused company – to improve people’s health and lower healthcare costs by better managing calories in with their proven weight management programs and calories out with our proven fitness solutions.

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Adding the alternative care options we offer through Whole Health Living, we will create entirely new value propositions for health plans, our partner locations, our members and Nutrisystem’s consumers.

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Importantly, both Tivity Health and Nutrisystem embrace mission-driven cultures that are focused on changing lives for the better through innovative solutions and meeting the needs of our customers. We expect these shared values to allow for a smooth transition into one unified culture and organization.

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Today’s news is very exciting, but it’s just the first step. The transaction is subject to the approval of Nutrisystem’s shareholders, the receipt of regulatory approvals, and other customary closing conditions.

•	Please remember that until this transaction closes – which we expect to occur in the first quarter of 2019 – both companies will continue to operate independently, and it is business as usual.

•	We must all remain focused on finishing 2018 strong, providing our customers, partners and members with the quality service and solutions they have come to know and love.

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I will share more about this news with you during a special Town Hall meeting later today. Unfortunately, due to unavoidable travel, the ELT and I will be in New York City this afternoon for the Town Hall and will join you remotely. Meeting details will be sent in a separate calendar invite.

•	We encourage you to ask questions at the town hall. We will also be accepting questions through Suggestion Box and will address as many of those as possible.

•	Colleagues, I want to thank you for your hard work and dedication to Tivity Health – our company would not be in this very exciting position without you.

•	I look forward to sharing more later this afternoon. In the meantime, make it a great day!

NOTE ON FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based upon current expectations and include all statements that are not historical statements of fact and those regarding the intent, belief or expectations, including, without limitation, statements that are accompanied by words such as “will,” “expect,” “outlook,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” or other similar words, phrases or expressions and variations or negatives of these words. These forward-looking statements include, but are not limited to, statements regarding the proposed merger, integration and transition plans, synergies, opportunities and anticipated future performance. Readers of this communication should understand that these statements are not guarantees of performance or results. Many risks and uncertainties could affect actual results and cause them to vary materially from the expectations contained in the forward-looking statements.

These risks and uncertainties include, among other things: the timing and likelihood of, and any conditions or requirements imposed in connection with, obtaining required stockholder or regulatory approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that expected benefits, synergies and growth opportunities of the proposed transaction may not be achieved in a timely manner or at all, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event that could give rise to termination of the merger agreement; the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; the risk that Tivity Health, Inc. (“Tivity Health”) and Nutrisystem, Inc. (“Nutrisystem”) will be unable to retain or hire key personnel; the ability to successfully integrate Nutrisystem’s business with Tivity Health following the closing; the risk that the significant indebtedness incurred to fund the purchase price may limit Tivity Health’s ability to adapt to changes in the economy or market conditions, expose the company to interest rate risk for the variable rate indebtedness and require a substantial portion of cash flows from operations to be dedicated to the payment of indebtedness; and the risk that disruption from the proposed transaction may adversely affect Tivity Health’s and Nutrisystem’s business and their respective relationships with customers, vendors or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Tivity Health’s and Nutrisystem’s filings with the Securities and Exchange Commission (“SEC”). Except as required by law, neither Tivity Health nor Nutrisystem undertakes any obligation to update forward-looking statements made by it to reflect new information, subsequent events or circumstances.

Important Additional Information and Where to Find It

In connection with the proposed transaction, Tivity Health expects to file with the SEC a registration statement of Tivity Health on Form S-4 (the “registration statement”) that will include a proxy statement of Nutrisystem and that will also constitute a prospectus of Tivity Health (the “proxy statement/prospectus”). Nutrisystem expects to mail the proxy statement/prospectus to its stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT INFORMATION FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TIVITY HEALTH, NUTRISYSTEM AND THE PROPOSED TRANSACTION. The registration statement and other documents filed by Tivity Health with the SEC may be obtained free of charge at Tivity Health’s website at http://www.tivityhealth.com or at the SEC’s website at http://www.sec.gov. These documents may also be obtained free of charge from Tivity Health by requesting them by mail at Tivity Health, Inc., 701 Cool Springs Boulevard, Franklin, Tennessee 37067, Attention: Investor Relations, or by telephone at (615) 614-4576. The proxy statement/prospectus and other documents filed by Nutrisystem with the SEC may be obtained free of charge at Nutrisystem’s website at http://www.nutrisystem.com or at the SEC’s website at http://www.sec.gov. These documents may also be obtained free of charge from Nutrisystem by requesting them by mail at Nutrisystem, Inc., 600 Office Center Drive, Fort Washington, PA 19034, Attention: Investor Relations, or by telephone at (215) 346-8136.

Participants in Solicitation

Tivity Health and Nutrisystem and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Tivity Health’s directors and executive officers is available in Tivity Health’s proxy statement for Tivity Health’s 2018 annual meeting of stockholders filed with the SEC on April 13, 2018 on Schedule 14A. Information about Nutrisystem’s directors and executive officers is available in Nutrisystem’s proxy statement for Nutrisystem’s 2018 annual meeting of stockholders filed with the SEC on March 26, 2018 on Schedule 14A. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Tivity Health or Nutrisystem as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.